SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
(Amendment No. 2)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Springhill Lake Investors Limited Partnership

(Name of Subject Company (Issuer))
AIMCO Properties, L.P.
Apartment Investment and Management Company
AIMCO-GP, Inc.
AIMCO/Springhill Lake Investors GP, LLC

(Names of Filing Persons (Offerors))
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address, and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:

Jonathan L. Friedman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$15,403,581	$472.89

*	For purposes of calculating the fee only. This amount assumes the purchase of 126.35 units of limited partnership interest of the subject partnership for $121,912 per unit. Based on the current fee rate of $30.70 per million, the fee is $472.89.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was      previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $472.89	Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3	Date Filed: March 12, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
Letter to the Limited Partners

SCHEDULE TO
     This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended by Amendment No. 1 thereto (the “Schedule TO”). This Amendment No. 2 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the “Partnership”), at a price of $121,912 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated March 12, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.
     On May 7, 2007, AIMCO Properties, L.P. mailed a letter to the holders of Units of the Partnership announcing the extension of the expiration date of the Offer from midnight, New York City time, on May 7, 2007, to midnight, New York City time on June 15, 2007. A copy of the letter has been filed as Exhibit (a)(6) to this Amendment No. 2.

ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is amended and supplemented as follows:

(a)(6)	Letter dated May 7, 2007 from AIMCO Properties, L.P. to the Limited Partners of Springhill Lake Investors Limited Partnership.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2007
APARTMENT INVESTMENT AND
MANAGEMENT COMPANY

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO-GP, INC.

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

By: /s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO/SPRINGHILL LAKE INVESTORS GP, LLC

By: AIMCO PROPERTIES, L.P.

By: AIMCO-GP, INC.
Its General Partner

By: /s/ Martha L. Long

Martha L. Long
Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(6)	Letter dated May 7, 2007 from AIMCO Properties, L.P. to the Limited Partners of Springhill Lake Investors Limited Partnership.

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